Exhibit 99.3

Algonquin Power & Utilities Corp. to Host Analyst & Investor Morning on November 25, 2014

OAKVILLE, ON, Oct. 20, 2014 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that it will host an investor morning on Tuesday, November 25, 2014. The event will take place at the St. Andrew’s Club & Conference Centre in Toronto, Ontario.

Chief Executive Officer Ian Robertson, Vice Chair Chris Jarratt, and Chief Financial Officer David Bronicheski will engage in an interactive discussion on the corporate governance, growth plans, strategic direction, and long term financing plans of APUC. In addition, senior members of the leadership team will provide insight into the company’s operations and plans to drive organic growth and development within its Generation, Transmission, and Distribution business segments.

Institutional investors, financial analysts, and members of the financial community interested in attending can register in advance for the event by emailing registration@algonquinpower.com.

Registration will begin at 8:00 a.m. with presentations scheduled from 8:30 a.m. to 1:30 p.m.

A live and archived audio and video webcast of the investor morning will be available for those unable to attend the event in person. Please email registration@algonquinpower.com for login details.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $3.6 billion North American diversified generation, transmission and distribution utility. The distribution and transmission utilities operate in the United States and provide rate regulated water, electricity and natural gas utility services to over 485,000 customers. The non-regulated generation utility owns or has interests in a portfolio of contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission utilities, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 14:45e 20-OCT-14